VF 4-28-05



05042671

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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RECD S.E.C.
MAR 3 1 2005
1086

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 38243

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Prebon Securities (USA) Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

101 Hudson Street
(No. and Street)

Jersey City	New Jersey	07302
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Paul A. Valenti (201) 557-5204
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

Two World Financial Center	New York,	New York	10281-1414
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

PROCESSED
APR 29 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

SEC 1410 (06-02).

KH 4/18

PREBON SECURITIES (USA) INC.

TABLE OF CONTENTS

This report ** contains (check all applicable boxes): **Page**

***For conditions of confidential treatment of certain portions of this filing, see sections 240.17a-5(e)(3).*

PREBON SECURITIES (USA) INC.
(S.E.C. I.D. No. 8- 38243)


RECD S.E.C.
MAR 3 1 2005
1086

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2004
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

* * * * * * *

Filed in accordance with Section 405.2 of the Regulations
pursuant to Section 15C of the
Securities Exchange Act of 1934 as a PUBLIC DOCUMENT.



Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com


RECD S.E.C.
MAR 3 1 2005
1083

INDEPENDENT AUDITORS' REPORT

To the Directors and Stockholder of
Prebon Securities (USA) Inc.:

We have audited the accompanying statement of financial condition of Prebon Securities (USA) Inc., (the "Company") as of December 31, 2004 that you are filing pursuant to Section 405.2 of the Regulations under Section 15C of the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statement presents fairly, in all material respects, the financial position of Prebon Securities (USA) Inc. at December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

March 28, 2005

PREBON SECURITIES (USA) INC.

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2004

ASSETS

Cash and cash equivalents	$ 9,878,107
Cash segregated under federal regulations	12,950
Receivables from brokers, dealers, financial institutions and clearing organizations	10,709,094
Receivable from parent	1,298,640
Deferred taxes	206,047
TOTAL	$ 22,104,838

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Payables to brokers, dealers, financial institutions and clearing organizations	$ 2,090,804
Accrued compensation and other accrued expenses	2,114,956
State income taxes payable	524,793
Total liabilities	4,730,553
STOCKHOLDER'S EQUITY:	
Common stock, $1 par value, 1,000 shares authorized, issued and outstanding	1,000
Additional paid-in capital	3,922,357
Retained earnings	13,450,928
Total stockholder's equity	17,374,285
TOTAL	$ 22,104,838

See notes to Statement of Financial Condition.

PREBON SECURITIES (USA) INC.

NOTES TO STATEMENT OF FINANCIAL CONDITION AS OF DECEMBER 31, 2004

1. ORGANIZATION AND OPERATIONS

Prebon Securities (USA) Inc. (the "Company") is a wholly owned subsidiary of Prebon Yamane (USA) Inc. ("PY(USA)" or the "Parent"). For the majority of the period the Company was an indirect wholly owned subsidiary of FPG Holdings Limited ("Prebon"), a United Kingdom company which is engaged principally in worldwide brokerage of financial products. The ultimate US parent company for the majority of the period was Fulton Prebon Administrative Services Inc. ("FPAS").

On October 13, 2004 Prebon was acquired by Collins Stewart Tullett plc ("CST"), a diversified UK financial services group. This acquisition valued the ordinary share capital of Prebon at £69.5 million and placed an Enterprise Value on Prebon of approximately £125.3 million including debt and other obligations which CST either assumed or repaid.

As a result of the acquisition by CST the Company's year-end was changed from March 31 to December 31. This financial statement is therefore as of December 31, 2004.

On December 31, 2004 FPAS was included in a "tax-free" group-wide reorganization which resulted in the Company's ultimate US parent company changing from FPAS to Collins Stewart Tullett Holdings Inc.

The Company is a government securities broker-dealer registered with the Department of Treasury and is a member of the National Association of Securities Dealers, Inc. ("NASD"). The Company primarily acts on a riskless principal basis in arranging the acceptance and placement of government securities and repurchase agreements between banks, corporations and other financial institutions. The Company clears its transactions through the Fixed Income Clearing Corporation ("FICC") on a fully disclosed basis.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of preparation and use of estimates—The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Revenue recognition—The Company earns commission revenue for acting as agent and principal on trades executed on a matched basis between undisclosed counterparties. Commission revenue and related expenses are recorded on a trade date basis.

Securities transactions—Securities transactions are recorded on a trade date basis. Amounts receivable and payable for securities that have not reached their contractual settlement date are recorded net on the statement of financial condition and are included in receivables from and payables to brokers, dealers financial institutions and clearing organizations.

Income Taxes—The Company and its immediate U.S. Parent have an informal tax sharing agreement whereby Federal income taxes for the Company are determined on the basis of its separate taxable income. The Company reflects an intercompany receivable/payable for Federal income tax amounts due from/to the Parent. The Company is included in the consolidated Federal income tax return of its immediate U.S. Parent and files its own New Jersey state tax return.

Estimated Fair Value of Financial Instruments—Statement of Financial Accounting Standards No. 107, *Disclosure about Fair Value of Financial Instruments,* requires the disclosure of the fair value of financial instruments including assets and liabilities recognized and not recognized in the statement of financial condition.

Management estimates that the fair values of financial instruments recognized in the statement of financial condition approximates their carrying value, as such financial instruments are either reported at fair value or are short-term in nature, bear interest at current market rates or are subject to frequent repricing.

3. CASH AND CASH EQUIVALENTS

Cash and cash equivalents includes short-term investments of $9,305,410 and other cash balances of $572,697. Short-term investments consist of two money market funds held with two major financial institutions. These investments are carried at cost plus accrued interest, which approximates market value.

4. RECEIVABLES FROM AND PAYABLES TO BROKERS, DEALERS, FINANCIAL INSTITUTIONS AND CLEARING ORGANIZATIONS

Amounts receivable from and payable to brokers, dealers, financial institutions and clearing organizations are comprised of the following:

	Receivable	Payable
Commissions	$ 4,165,430	$ -
Securities failed-to-deliver/receive	1,502,019	1,502,019
Clearing organizations	5,041,645	-
Other	-	588,785
	$ 10,709,094	$ 2,090,804

Amounts deposited with clearing organizations represents cash of $157,266 and U.S. Treasury securities with face value of $4,900,000, carried at cost plus accrued interest, which approximates market value, that are deposited with the Fixed Income Clearing Corporation ("FICC").

5. RELATED PARTY TRANSACTIONS

The Company reimburses the Parent for employee compensation and benefit costs paid by the Parent on the Company's behalf. The Parent makes disbursements on behalf of the Company for general and administrative expenses, such as rent, accounting and other administrative services, for which the Company reimburses the Parent through a service charge.

During the normal course of operations, the Company advances funds to its Parent. At December 31, 2004, the Company had a net receivable of $1,298,640 relating to such advances and administrative charges.

6. LIQUID CAPITAL REQUIREMENT

As a registered government securities broker-dealer and member of the NASD, the Company is subject to Part 402.2 of the Regulations under Section 15C of the Securities Exchange Act of 1934 (the "Rule"), which imposes certain capital requirements for registered government securities broker-dealers. The Rule provides that the Company must maintain minimum liquid capital, as defined, equal to the greater of 120% of total haircuts, as defined, or 100% of haircuts plus $100,000. At December 31, 2004, the Company had liquid capital before haircuts of $13,785,508 which exceeded requirements by $13,390,907. Total haircuts were $294,601.

The Company is required to maintain liquid capital in excess of $10 million as part of its membership with the Fixed Income Clearing Corporation ("FICC").

Dividend payments and other equity withdrawals are subject to certain notification and other provisions of the Regulations under Section 15C of the Securities Exchange Act of 1934.

7. INCOME TAXES

Deferred tax assets arise from temporary differences between financial statement and taxable income. The Company's temporary differences are due to accrued bonuses. No valuation allowance has been established since, based upon available evidence, it appears more likely than not that the deferred tax assets will be realized.

At December 31, 2004, the Company had a Federal income tax payable to the Parent of $1,617,141 and a deferred tax asset receivable from the Parent of $872,908. The Federal portion of the deferred tax asset receivable is included in the Receivable from Parent line item in the Statement of Financial Condition.

8. EMPLOYEE BENEFIT PLANS

The Parent maintains a 401(k) profit-sharing plan (the "Plan"), covering substantially all of the employees of the Company. The Company's contributions to the Plan are based upon a percentage of employees' contributions.

9. CONTINGENCIES AND COMMITMENTS

Litigation - In the normal course of business, the Company may be subject to litigation. As of December 31, 2004, there were no pending legal actions against the Company.

Guarantees - In the normal course of business, the Company may enter into contracts that contain various guarantees and indemnities including contracts where it executes, as agent, transactions on behalf of customers through a clearing broker on a fully disclosed basis. If the agency transactions brokered by the Company do not settle because of failure to perform by either counterparty, the Company may be required to discharge the obligation of the nonperforming party and, as a result, may incur a loss if the market value of the underlying security is different from the contract amount of the transaction. The Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations. Although the right of the clearing broker to charge

the Company applies to all trades executed through the clearing broker, the Company believes that there is no estimable amount assignable to its obligations pursuant to this right as any such obligation would be based on the future nonperformance by one or more counterparties. Accordingly, at December 31, 2004, the Company has recorded no liabilities with respect to these obligations.

10. STOCKHOLDER'S EQUITY

The Company is authorized to issue 1,000 shares of common stock, $1 par value per share, of which 1,000 shares were issued and outstanding at December 31, 2004.

Dividends declared and paid in 2004 to PY(USA) were $2,000,000. With the exception of regulatory restrictions (see Note 6), there were no restrictions on the Company's ability to pay dividends.

11. MARKET AND CREDIT RISK

The Company's brokerage activities include execution of U.S. Government and mortgage-backed securities. Substantially all transactions are on a riskless principal basis, as defined by the NASD, for undisclosed principals and settle within the prescribed time frames established under industry practices for these securities.

The Company may be exposed to off-balance-sheet credit risk from transactions which do not settle through the Government Securities Division ("GSD") or Mortgage Backed Securities Division ("MBSD") of the FICC. The GSD and MBSD help minimize the Company's credit risk exposure to its counterparties by maintaining margin requirements and minimum credit standards for all members. The Company may be exposed to off-balance-sheet credit risk from unsettled transactions including fails to deliver/receive. In the event a counterparty is unable to fulfill its purchase or sale transaction, the Company may be then obligated to purchase or sell at market value which may result in a loss if the amount is different from the contract amount of the transaction.

12. SUBSEQUENT EVENTS

Effective January 31, 2005, the Company ceased to be a member of the FICC. While the Company retains its account at GSCC this account now falls under the umbrella membership of Tullett Liberty Brokerage Inc., an affiliated company. As a result of this change the Company is no longer required to maintain a deposit of approximately $5 million with the FICC nor is it required to maintain liquid capital in excess of $10 million as described in Note 6.

* * * * * *



Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

March 28, 2005

Prebon Securities (USA) Inc.
101 Hudson Street
Jersey City, New Jersey 07302

In planning and performing our audit of the financial statements of Prebon Securities (USA) Inc. (the "Company") for the nine month period ended December 31, 2004 (on which we issued our report dated March 28, 2005), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Section 405.2 of the Regulations under Section 15C of the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Section 405.2: (1) in making the periodic computations of total haircuts and liquid capital under Section 402.2; (2) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Section 404.5; and (3) in determining compliance with the exemptive provisions of Section 403.4.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Department of Treasury's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Section 405.2 lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in

relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operations, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Department of Treasury to be adequate for its purposes in accordance with the Regulations under Section 15C of the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the Department of Treasury's objectives.

This report is intended solely for the information and use of the board of directors, management, the Department of Treasury, the National Association of Securities Dealers, Inc., the Federal Reserve Bank of New York, the Securities and Exchange Commission and other regulatory agencies that rely on Section 405.2 of the Regulations under Section 15C of the Securities Exchange Act of 1934 in their regulation of government securities brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP